Exhibit 12

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Twenty-six Weeks Ended July 29, 2006 and July 30, 2005

and for the Most Recent Five Fiscal Years

(Millions of Dollars)

	Six Months Ended		Fiscal Year Ended
	July 29,	July 30,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,
	2006	2005	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$1,162	$1,034	$2,408	$3,198	$1,809	$1,623	$1,340
Earnings from discontinued operations, net of tax	—	—	—	(75)	(190)	(247)	(239)
Gain on disposal of discontinued operations, net of tax	—	—	—	(1,238)	—	—	—
Provision for income taxes	718	631	1,452	1,146	984	851	675
Earnings from continuing operations before income tax	1,880	1,665	3,860	3,031	2,603	2,227	1,776

Fixed charges:
Interest expense	308	251	532	607	569	618	517
Interest portion of rental expense	44	41	84	85	68	48	50
Total fixed charges	352	292	616	692	637	666	567

Less:
Capitalized interest	(23)	(19)	(42)	(18)	(8)	(13)	(33)
Fixed charges in earnings	329	273	574	674	629	653	534
Earnings available for fixed charges	$2,209	$1,938	$4,434	$3,705	$3,232	$2,880	$2,310

Ratio of earnings to fixed charges	6.28	6.64	7.21	5.35	5.07	4.33	4.07

Note: Computation is based on continuing operations.